Exhibit 16.1

November 17, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Greenland Technologies Holding Corporation under Item 4.01 of its Form 8-K dated November 17, 2020. We agree with the statements concerning our Firm in such Form 8-K; At the time of our dismissal, we were in the process of evaluating the recoverability of the related party receivable from Cenntro Holding Limited and such procedures have not been completed. We are not in a position to agree or disagree with other statements of Greenland Technologies Holdings Corporation contained therein.

Very truly yours,

BDO China Shu Lun Pan Certified Public Accountants LLP

Shanghai, People’s Republic of China

November 17, 2020